September 19, 2022

VIA EDGAR

Ms. Sherry Haywood
Ms. Asia Timmons-Pierce
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549

RE:	Cenntro Electric Group Limited
Registration Statement on Form F-3
Filed August 10, 2022
File No. 333-266725

Dear Ms. Haywood and Ms. Timmons-Pierce,

As counsel for Cenntro Electric Group Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated September 6, 2022, from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-3 submitted on August 10, 2022. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-3 (“Form F-3”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-3.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-3. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-3.

Registration Statement on Form F-3 Filed August 10, 2022

Prospectus Cover Page, page i

1.
You disclose about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and your disclosure appears to address whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. Please revise to disclose that these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline "or be worthless.”

RESPONSE: In response to the Staff’s comment, we have updated the disclosure on the cover page that “these risks may result in a material change in our operations and the value of our ordinary shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless.”

General

2.	Please resolve all comments on your Form 20-F for fiscal year end December 31, 2021 before requesting an acceleration of effectiveness of this registration statement.

RESPONSE: In response to the Staff’s comment, we have resolved all comments on our Form 20-F for the fiscal year ended December 31, 2021 as of September 15, 2022.

3.	Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022 on the cover page, prospectus summary (page 9) and risk factors (page 5).

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Yarona Yieh
Yarona Yieh